FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on June 26, 2012

1. We hereby announce that on June 25, 2012 it was decided to pay a dividend in respect of the Company's shares.

2. The amount of the dividend to be paid is $15,000,000.

3. The balance of the Company's profits as defined in Section 302 of the Israel Companies Law, 1999 following the distribution reported herein, amounts to $49,040,000.

4. The approval procedure of the dividend distribution: Board of directors' resolution dated June 25, 2012.

5. The record date: July 9, 2012. The payment date: July 23, 2012.

6. Payment details:

Tax on the dividend is withheld solely in Israel

Eligible security no.	Security name	Dividend amount per share	Dividend amount currency	Payment currency	Exchange rate date for payment	Taxation of individual holders %	Taxation of corporate holders %
749077	Ordinary shares	0.50573	U.S. dollar	NIS	July 20, 2012	25	0

I. The rates of the tax to be withheld from the dividend payment are as follows: from Israeli resident individual holders – 25%, unless authorization of another rate is provided to the Company in advance; from Israeli resident corporate holders – 0%; from non-Israeli resident holders – 25%, subject to double taxation treaties.

II. The currency of the dividend payment to the Company's U.S. shareholders is the U.S. dollar.

7. Composition of the dividend's sources: Regular income- 100%

8. Number of the Company's dormant securities non-eligible for dividend payment, in respect of which a dividend payment waiver must be provided: 0

9. The dividend distribution's impact on convertible securities:

Security name	Security no.	Comments
Non-traded employee options	7490246	The exercise price shall be reduced by an amount equal to the dividend amount per share.

10. Additional details in connection with the dividend distribution pursuant to the Israel Security Authority's directive according to section 36A of the Israel Securities Law regarding "Disclosure upon Dividend Distribution":

A.   The following are details regarding the board of directors' reasons, including the examinations conducted in connection with the decision reached to distribute the dividend:

1.
The Company's board of directors examined the Company's fulfillment of "the profit criterion" and "the ability to pay criterion" as defined in section 302(a) of the Israel Companies Law, 1999, and following this examination confirmed the Company's fulfillment of these criteria in relation to the said dividend distribution, as detailed below.

2.
With regard to fulfillment of the profit criterion, the board of directors approved the said dividend distribution based on the Company's surplus accumulated over the past two years ended on March 31, 2012 ($64 million) which exceeds the dividend amount.

3.
With regard to fulfillment of the ability to pay criterion, the board of directors considered the following issues, in relation to the Company's financial position, including its capital structure, degree of financial leverage, compliance with financial covenants and compliance of debt payments, liquidity status, investment plans, and ability to continue its operations under their current structure:

a.
Data regarding the Company's financial position, including data regarding the Company's liquid balances (non-consolidated cash and cash equivalents amount to approximately $48 million), the Company's debt balance, and the distribution of the Company's debt payments by year.

b.	The market value of the Company's quoted investments, and the excess of the quoted investments and liquidity balances over the Company's net debt.

c.
The Company's anticipated future cash flows, until and including June 30, 2014, taking into account, among others, estimates regarding: utilization of the Company's credit sources, current expenses, anticipated investments, anticipated proceeds from exit transactions, and possible proceeds from the sale of the Company's investment in quoted shares and private companies.

d.	The degree of the Company's financial leverage (shareholders' equity to total assets ratio of approximately 83% as of March 31, 2012).

e.
The Company's board of directors assessed, among other things, on the basis of the above, the additional financing sources available to the Company, including the sale of quoted investments, additional proceeds from exit transactions, and the Company's unutilized credit sources.

f.	Following an examination of the above issues, the board of directors confirmed that the Company fulfills the ability to pay criterion with regard to the said dividend distribution.

4.
In light of all of the above, the Company's board of directors confirmed that the Company fulfills the distribution criteria, that is: that the distribution is of the Company's profits (as defined in section 302(B) of the Israel Companies Law) and that there is no reasonable suspicion that the distribution might deprive the Company of its ability to pay its existing and anticipated debts when the time comes for so paying.

5.	The board of directors further determined that the said dividend distribution is a means for enabling the Company's shareholders to share in its profits and positive operating results.

The anticipated data and estimates set forth in paragraph 3 above constitute forward-looking information, as defined in the Israel Securities Law, 1968, that is based on an analysis of the data detailed in paragraph 3 above conducted by the Company. These anticipations and estimates may not be realized, in whole or in part, or they may be realized in a materially different manner from that anticipated, due, among other things, to changes in capital market conditions, changes in venture capital industry conditions, exchange rates, interest rates, changes in the value of the Company's quoted investments and particularly Given Imaging Ltd., political- and national security-related changes, regulatory changes which may affect the operations of the Company and its group companies, conditions of the different markets in which the Company's group companies operate, and liability exposure related to representations made and proceeds held in escrow in the course of exit transactions effected by the Company.

B.   The following is the required disclosure in connection with distribution by companies who early adopted IFRS 9, Financial Instruments (2009) ("IFRS 9") pursuant to the Israel Security Authority's directive dated April 24, 2012:

As of March 31, 2012 (unaudited)	$ thousands
Balance of profits available for distribution following IFRS 9	64,040
Effect of IFRS 9 (*)	(13,725)
Balance of profits available for distribution without IFRS 9	50,315

(*) At the time it adopted the first phase (Phase 1) of IFRS 9, the Company resolved to designate its investment in Enablence Inc. shares and additional immaterial investments as permitted pursuant to the provisions of the standard, such that changes in the fair value of these investments will be presented in other comprehensive income. In addition, it was resolved to designate investments in certain financial instruments, as permitted by the provisions of the standard, such that changes in the fair value of these instruments will be presented in profit or loss. As a result, an impairment loss in the aggregate amount of approximately $9.9 million that the Company recorded in its profit and loss in 2011 was restated and credited to a capital reserve for financial assets through other comprehensive income. In addition, an approximately $4 million increase in value that was presented in a capital reserve for available for sale financial assets in 2011 was restated and credited to profit and loss. For additional details see Note 2.B to the interim consolidated financial statements as of March 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  June 26, 2012